SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Post-Effective
Amendment No. 1
to**

Form S-4
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Hawk Corporation
(Exact name of Registrant as specified in its charter)

Delaware	**34-1608156**	**6719**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*	*(Primary Standard Industrial Classification Code Number)*

**200 Public Square, Suite 30-5000
Cleveland, Ohio 44114
(216) 861-3553**
*(Address, including zip code, and telephone number,
including area code, of Registrant's principal executive offices)*

SEE TABLE OF ADDITIONAL REGISTRANTS

**Ronald E. Weinberg
Chairman of the Board and Chief Executive Officer
200 Public Square, Suite 30-5000
Cleveland, Ohio 44114
(216) 861-3553**
*(Name, address, including zip code, and telephone number,
including area code, of agent for service)*

With copies to:

Marc C. Krantz, Esq.	**Jane Whitt Sellers, Esq.**
Steven C. Bersticker, Esq.	**McGuireWoods LLP**
Kohrman Jackson & Krantz P.L.L.	**One James Center**
1375 East Ninth Street, 20th Floor	**901 East Cary Street**
Cleveland, Ohio 44114	**Richmond, Virginia 23219**
(216) 736-7204	**(804) 775-1000**

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

This Post-Effective Amendment to Registration Statement on Form S-4 (Reg. No. 333-90556) shall become effective in accordance with the provisions of Section 8(c) of the Securities Act of 1933.

TABLE OF ADDITIONAL REGISTRANTS

The address of the principal executive offices of each of the additional Registrants listed below, and the name and address of the agent for service therefor, is the same as is set forth for Hawk Corporation on the facing page of this Registration Statement.

Exact name of additional Registrant as specified in its charter	State or other jurisdiction of incorporation or organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
Allegheny Clearfield, Inc.	Pennsylvania	3499	25-1408704
Friction Products Co.	Ohio	3499	34-1608009
Hawk MIM, Inc.	Ohio	6719	34-1940518
Hawk Motors, Inc.	Delaware	3363	31-1815526
Hawk Precision Components Group, Inc.	Ohio	6719	30-0018123
Helsel, Inc.	Delaware	3499	35-1957561
Logan Metal Stampings, Inc.	Ohio	3460	34-1608159
Net Shape Technologies LLC	Delaware	3499	34-1899581
Quarter Master Industries, Inc.	Delaware	3714	36-4323703
S.K. Wellman Corp.	Delaware	3499	34-1804995
S.K. Wellman Holdings, Inc.	Delaware	6719	34-1805476
Sinterloy Corporation	Delaware	3499	31-1549254
Tex Racing Enterprises, Inc.	Delaware	3714	56-1323370

SUPPLEMENTAL PROSPECTUS
to the Prospectus and Consent Solicitation Statement
dated September 12, 2002

HAWK
Corporation

Offer to Exchange

$1,025.63 of 12% Senior Notes due 2006 of Hawk Corporation,
of which $25.63 in principal amount constitutes a consent payment,
for each $1,000 principal amount of outstanding
10$^{1}/_{4}$% Senior Notes due 2003 (CUSIP Nos. 420089AA2 and 420089AC8) of Hawk Corporation,
and solicitation of consents to amend the indenture for the 10$^{1}/_{4}$% Senior Notes due 2003

This supplemental prospectus amends some of the terms of the exchange offer (the ''exchange offer'') described in our prospectus and consent solicitation statement dated September 12, 2002 (the ''original prospectus''). If any of the information in this supplemental prospectus is inconsistent with the original prospectus, then this supplemental prospectus will apply and will supersede the conflicting information in the original prospectus.

As a result of negotiations with the holders of some of our 10$^{1}/_{4}$% Senior Notes due 2003 (the ''old notes''), we are amending the terms of the exchange offer, the 12% Senior Notes due 2006 (the ''new notes'') and the indenture for the new notes (the ''new indenture'') as follows:

- In the event that our leverage ratio for the most recently ended four quarters beginning with the semi-annual period ending December 31, 2002 exceeds 4.00 to 1.00, we will pay additional interest at the applicable rate and for the time period described in this supplemental prospectus.

- Some of the restrictive covenants in the new indenture, including the covenant restricting our ability to incur additional debt, and some related defined terms have been revised as described in this supplemental prospectus. These covenants have generally been made more restrictive on the company.

- If we default in a payment of interest on the new notes, we will pay the defaulted interest, plus any interest lawfully payable on the defaulted interest in cash, plus an additional amount of interest at the rate of 2% per annum in cash, to the holders of new notes. Previously, we would only have been obligated to pay the defaulted interest and any interest lawfully payable on the defaulted interest.

In addition, by incorporation by reference to the Form 8-K we filed with the Securities and Exchange Commission on October 2, 2002, we have amended the description of the new senior secured credit facility we expect to enter into concurrently with the closing of the exchange offer (the ''new credit facility''). The Form 8-K discloses that we have entered into a commitment letter with the lenders for the new credit facility and includes a summary of the expected terms and conditions of the new credit facility.

We have also extended the exchange offer and the consent payment deadline until 5:00 p.m., New York City time, on October 11, 2002.

All other terms of the exchange offer and consent solicitation remain in effect as described in the original prospectus.

It is important for you to read and consider all the information contained in this supplemental prospectus and the original prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to in ''Where You Can Find Additional Information'' in the original prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this supplemental prospectus or the original prospectus is adequate or accurate. Any representation to the contrary is a criminal offense.

Exclusive Dealer Manager

Banc of America Securities LLC

The date of this supplemental prospectus and consent solicitation statement is October 4, 2002

REVISIONS TO THE TERMS OF THE NEW NOTES

The following is a summary of some of the revisions to the new indenture and the new notes that we have recently negotiated with the holders of some of the old notes. We have not restated the new indenture in its entirety or described all of the changes to the new indenture and the new notes. The new indenture, and not this summary or the description of the new notes in the original prospectus, will control your rights as a holder of the new notes. You may obtain a copy of the new indenture containing all of the revised terms, including those described below, as described under ''Where You Can Find Additional Information'' in the original prospectus or from the information agent, D.F. King & Co., Inc., at (212) 269-5550 (banks and brokerage firms) or (800) 290-6430 (all others).

We use defined terms in this section to simplify the description of the new notes. Some revised definitions can be found below under '' — Revised Definitions.'' The remaining definitions can be found in the new indenture or in ''Description of the New Notes — Definitions'' on page 89 of the original prospectus.

Additional Interest

On March 31 (or any earlier date on which we file our annual report) and August 14 (or any earlier date on which we file our quarterly report for the second quarter) of each year (the ''PIK Interest Payment Date''), beginning March 31, 2003, we will determine our Consolidated Leverage Ratio as of the end of the six-month, semi-annual period ending on the immediately preceding Interest Payment Date (the ''PIK Accrual Period''). If our Consolidated Leverage Ratio exceeds 4.00 to 1.00 as of the end of the PIK Accrual Period, beginning with the PIK Accrual Period ending on December 31, 2002, then we will pay, to each holder of record on the PIK Record Date immediately preceding that PIK Interest Payment Date, an amount of additional interest on the principal amount of new notes held by that holder, from the first day of applicable PIK Accrual Period (or, in the case of the PIK Accrual Period ending December 31, 2003, from the Issue Date) through the immediately preceding Interest Payment Date, at the applicable rate per annum set forth below:

Consolidated Leverage Ratio	Rate of PIK Interest Payment
More than 4.00 and equal to or less than 4.24 to 1.00	0.25%
4.25 or more and equal to or less than 4.49 to 1.00	0.50%
4.50 or more and equal to or less than 4.74 to 1.00	0.75%
4.75 or more and equal to or less than 4.99 to 1.00	1.00%
5.00 or more and equal to or less than 5.24 to 1.00	1.25%
5.25 or more and equal to or less than 5.49 to 1.00	1.50%
5.50 or more and equal to or less than 5.74 to 1.00	1.75%
5.75 or more to 1.00	2.00%

We will pay this additional interest in the form of new notes (''Additional PIK Notes'') that (1) are identical in all respects to the new notes on which we pay the additional interest and (2) are dated as of, and start accruing interest on, the first day of the PIK Accrual Period in which the PIK Interest Payment Date occurs. We will issue these Additional PIK Notes in an aggregate principal amount equal to the amount of additional interest that is to be paid on the aggregate principal amount of new notes (including any previously issued Additional PIK Notes) outstanding as of the applicable PIK Record Date at the applicable rate of additional interest set forth above, calculated on the basis of a 360-day year (without any compounding of interest). We will issue the Additional PIK Notes on or as soon as practicable (but in no event more than ten days) after the applicable PIK Interest Payment Date. If we are required to pay any additional interest in a denomination less than $1,000, we may, at our option, pay that additional interest in cash.

By way of example, if on August 14, 2003 (the PIK Interest Payment Date) we determine that our Consolidated Leverage Ratio for the PIK Accrual Period ending June 30, 2003 is 4.25 to 1.00, then we will issue Additional PIK Notes to each holder of record of new notes on July 30, 2003 (the PIK Record Date) in a principal amount equal to $2.50 for each $1,000 of new notes held by that holder ($2.50 being the amount of additional interest accrued during that PIK Accrual Period on $1,000 of new notes at the rate of 0.50% per annum). Those Additional PIK Notes will be dated as of July 1, 2003, and will start accruing cash interest as of July 1, 2003, but will be issued on or within ten days after August 14, 2003.

If a Redemption Date, Change of Control Purchase Date or Asset Sale Offer Purchase Date occurs during the period after the end of the preceding PIK Accrual Period but before the next PIK Interest Payment Date, then on that PIK Interest Payment Date we will pay to the holder of any redeemed or purchased new note an amount in cash equal to the sum of (1) the principal amount of the Additional PIK Note, if any, that would have been issued to that holder with respect to the preceding PIK Accrual Period, plus (2) the premium, if any, payable on the Additional PIK Note had it been issued and outstanding on the Redemption Date, Change of Control Purchase Date or Asset Sale Offer Purchase Date, plus (3) all accrued and unpaid cash interest due in respect of that Additional PIK Note from the day after the preceding Interest Payment Date.

We expect to pay additional interest in the form of Additional PIK Notes for the PIK Accrual Period ending December 31, 2002. Although we can not yet determine the exact rate of our PIK interest payment, we expect it will be in the range of 0.50% to 0.75%.

Revised Covenants

Limitation on Incurrence of Indebtedness. As revised, the new indenture provides that we will not, and will not permit any Restricted Subsidiary to, create, incur, issue, assume or directly or indirectly guarantee or in any other manner become directly or indirectly liable for (''incur'') any Indebtedness (including Acquired Debt), except that we may incur Indebtedness (including Acquired Debt) if, at the time of, and immediately after giving pro forma effect to, the incurrence of Indebtedness, (1) the Consolidated Cash Flow Coverage Ratio of the company for the most recently ended four fiscal quarters would be at least 2.5 to 1.0 and (2) the Adjusted Consolidated Leverage Ratio for the most recently ended four fiscal quarters of the company would be no greater than 3.5 to 1.0.

The foregoing limitations do not apply to the incurrence of any of the following (collectively, ''Permitted Indebtedness''), each of which will be given independent effect:

- Indebtedness of the company and any Restricted Subsidiary arising under the New Credit Facility in an aggregate principal amount not to exceed, at any time outstanding, the lesser of (A) $53.0 million or (B) the amount permitted to be borrowed under the New Credit Facility at such time,

- Indebtedness represented by any Additional PIK Notes and any Guarantees issued by any Subsidiaries that we directly or indirectly create or acquire after the Issue Date,

- other Indebtedness that is outstanding on the Issue Date in an aggregate amount not to exceed $6.0 million (''Existing Indebtedness''),

- Indebtedness owed by any Restricted Subsidiary to the company or to another Restricted Subsidiary, or owed by us to any Restricted Subsidiary that, if owed to a Restricted Subsidiary that is not a guarantor, is unsecured and subordinated in right of payment to the payment and performance of our obligations under the new indenture and the new notes, except that this Indebtedness must at all times be held by a Person that is either the company or a Restricted Subsidiary, and except that upon either (1) the transfer or other disposition of any of the Indebtedness to a Person other than the company or another Restricted Subsidiary or (2) the sale, lease, transfer or other disposition of shares of Capital Stock (including by consolidation or merger) of that Restricted Subsidiary to a Person other than the company or another Restricted Subsidiary, the incurrence of the Indebtedness will be deemed to be an incurrence of Indebtedness that is not permitted by this bullet point,

- Indebtedness arising with respect to Interest Rate Agreement Obligations and Currency Agreement Obligations we incur for the purpose of fixing or hedging interest rate risk or currency risk with respect to any fixed or floating rate Indebtedness that the terms of the new indenture permit to be outstanding or with respect to any receivable or liability the payment of which is determined by reference to a foreign currency,

- Indebtedness represented by performance, completion, guarantee, surety and similar bonds provided by the company or any Restricted Subsidiary in the ordinary course of business consistent with past practice,

- Indebtedness incurred in connection with or given in exchange for the renewal, extension, substitution, refunding, defeasance, refinancing or replacement (a ''refinancing'') of any Indebtedness of the company or a Restricted Subsidiary incurred as permitted under the first paragraph of the description of this covenant or any Indebtedness described in the first three bullet points of this paragraph on Permitted Indebtedness and this bullet point (''Refinancing Indebtedness''), except that:

  - the principal amount of the Refinancing Indebtedness may not exceed the principal amount (or accreted amount, if less) of the Indebtedness so refinanced (plus the premiums and reasonable expenses to be paid in connection with the Refinancing Indebtedness, that, with respect to those premiums, may not exceed the stated amount of any premium or other payment required to be paid in connection with a refinancing pursuant to the terms of the Indebtedness being refinanced),

  - the maturity of the Refinancing Indebtedness may not be shorter than the maturity of the Indebtedness being refinanced (provided that the Refinancing Indebtedness does not permit the redemption or other retirement of that Refinancing Indebtedness prior to its stated maturity),

  - the Refinancing Indebtedness must have a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being refinanced, and

  - the Refinancing Indebtedness must be at least as subordinated in right of payment to the new notes as the Indebtedness being refinanced,

- Indebtedness of the company or any Restricted Subsidiary (1) representing Capitalized Lease Obligations and any refinancings of Capitalized Lease Obligations or (2) in respect of Purchase Money Obligations for property acquired, constructed or improved in the ordinary course of business and any refinancings of Capitalized Lease Obligations, which taken together in the aggregate do not exceed $5.0 million at any time outstanding,

- commodity agreements entered into in the ordinary course of business to protect against fluctuations in the prices of raw materials and not for speculative purposes,

- Indebtedness constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business (but not issued to support Indebtedness for money borrowed), including, without limitation, letters of credit in respect of workers' compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims or self-insurance,

- guarantees by the company of Indebtedness of a Restricted Subsidiary that the new indenture permits to be incurred,

- Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, in each case incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of the business, assets or a Subsidiary for the purpose of financing the acquisition, so long as the maximum liability in respect of the Indebtedness does not exceed the gross proceeds actually received by the company and its Restricted Subsidiaries in connection with the disposition, and

- Junior PIK Indebtedness of the company or any Restricted Subsidiary in an aggregate amount not to exceed $25.0 million at any one time outstanding.

S-4

For purposes of determining any particular amount of Indebtedness under this covenant, if an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in the foregoing bullet points or is entitled to be incurred pursuant to the Consolidated Cash Flow Coverage Ratio provision, then we will classify that item of Indebtedness as of the date of incurrence in any manner that complies with this covenant. In addition, guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of the particular amount will not be included for purposes of determining any particular amount of Indebtedness under this covenant.

Accrual of interest, accretion or amortization of original issue discount, the payment of interest on Indebtedness in the form of additional Indebtedness with the same terms and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of additional Indebtedness or an issuance of Disqualified Stock for purposes of this covenant.

Indebtedness of any Person that is outstanding at the time that Person becomes a Restricted Subsidiary or is merged with or into or consolidated with us or a Restricted Subsidiary will be deemed to have been incurred at the time the Person becomes a Restricted Subsidiary or is merged with or into or consolidated with us or a Restricted Subsidiary, and Indebtedness that is assumed at the time of the acquisition of any asset will be deemed to have been incurred at the time of the acquisition.

Limitation on Restricted Payments. As revised, all references in this covenant to the ''Issue Date'' have been replaced by references to the ''Original Issue Date.'' In addition, the amount of Restricted Payments not otherwise permitted by the sixth bullet point of the definition of Permitted Payments in the original prospectus has been reduced from $5.0 million to $2.0 million.

Limitation on Transactions with Affiliates. As revised, this covenant permits the company or any Restricted Subsidiary to engage in a transaction or series of related transactions with an Affiliate if, among other things, (1) the transaction or series of related transactions is on terms that are no less favorable to the company or the Restricted Subsidiary, as the case may be, than those that could reasonably be obtainable at that time in a comparable transaction in arm's-length dealings with an unrelated third party and (2) we deliver to the trustee:

- with respect to any transaction or series of transactions involving aggregate payments in excess of $500,000, an Officers' Certificate certifying that the transaction or series of related transactions complies with clause (1) above, and

- with respect to any transaction or series of transactions involving aggregate payments in excess of $2.0 million, an Officers' Certificate certifying that the transaction or series of related transactions has been approved by a majority of the members of our Board of Directors (and approved by a majority of the Independent Directors or, in the event there is only one Independent Director, by the Independent Director), and

- with respect to any transaction or series of transactions involving aggregate payments in excess of $5.0 million, an opinion as to the fairness to the company from a financial point of view issued by an investment banking firm of national standing.

Previously, the amount of the payments in the foregoing bullet points was measured on an annual basis.

However, this covenant will not apply to:

- employment agreements or compensation or employee benefit arrangements with any officer, director or employee of the company or any of its Restricted Subsidiaries entered into in the ordinary course of business (including customary benefits thereunder and including reimbursement or advancement of out-of-pocket expenses, and director's and officer's liability insurance),

- the expense sharing arrangement between the company and Weinberg Capital Corporation regarding the expenses incurred with respect to our Cleveland, Ohio headquarters,

- any transaction entered into by or among the company or any of its Restricted Subsidiaries with one or more of its Restricted Subsidiaries,

- any transaction permitted under the second paragraph of ''Description of the New Notes — Covenants — Limitation on Restricted Payments'' in the original prospectus,

- transactions permitted by, and complying with, the provisions described under ''Description of the New Notes — Covenants — Merger, Consolidation and Sale of Assets'' in the original prospectus, and

- transactions with suppliers or other purchases or sales of goods or services, in each case in the ordinary course of business (including, without limitation, pursuant to joint venture agreements) and otherwise in compliance with the terms of the new indenture which, in the reasonable determination of our Board of Directors, are on terms no less favorable to the company or its Restricted Subsidiaries than those we could reasonably have obtained at that time from an unaffiliated party.

Limitation on Asset Sales. Previously, we would have had up to 365 days after any Asset Sale to apply any Net Proceeds from the Asset Sale to (1) permanently reduce any of our Senior Debt or (2) make an investment in, or acquire assets and properties that will be used in, the business of the company and the Restricted Subsidiaries existing on the Issue Date or in reasonably related businesses. As revised, the new indenture only allows 180 days to apply the Net Proceeds.

Defaulted Interest

If we default in a payment of interest on the new notes (including interest payable in the form of Additional PIK Notes), we will pay the defaulted interest, plus (1) any interest lawfully payable on the defaulted interest in cash and (2) an additional amount equal to 2% per annum, computed on the basis of a 360-day year of twelve 30-day months and, in the case of a partial month, the actual number of days elapsed in cash, to the holders of new notes on a subsequent special record date, which special record date will be the fifteenth day next preceding the date we fix for the payment of defaulted interest or the next succeeding business day if that date is not a business day. We will notify the trustee in writing of the amount of defaulted interest proposed to be paid on each new note and the date of the proposed payment (a ''Default Interest Payment Date''), and at the same time we will deposit with the trustee an amount of money equal to the aggregate amount proposed to be paid in respect of the defaulted interest or will make arrangements satisfactory to the trustee for the deposit prior to the date of the proposed payment, which money when deposited will be held in trust for the benefit of the holders entitled to the defaulted interest. At least 15 days before the subsequent special record date, we will mail (or cause to be mailed) to each holder, as of a recent date selected by us, a notice that states the subsequent special record date, the payment date and the amount of defaulted interest, and interest payable on the defaulted interest, if any, we will pay. Notwithstanding the foregoing, any interest we pay prior to the expiration of the 30-day grace period for the payment of cash interest will be paid to holders as of the regular record date for the Interest Payment Date for which we have not paid interest. Notwithstanding the foregoing, we may make payment of any defaulted interest in any other lawful manner not inconsistent with the requirements of any securities exchange on which the new notes are listed and on the notice required by that exchange.

Revised Definitions

The following are some of the defined terms used in the new indenture that we have revised in connection with the other changes described above. We refer you to the new indenture, as revised, for the definition of all other defined terms used in the new indenture.

''*Adjusted Consolidated Leverage Ratio*'' means, with respect to any period, the Consolidated Leverage Ratio; provided that we give (1) pro forma effect to any Asset Sales (including the application of the proceeds of any Asset Sales) that occur during the period, as if they had occurred and the proceeds had been applied on the first day of the period, and (2) pro forma effect to any Asset Sales (including the application of the proceeds of any Asset Sales) that have been made by any Person that has become a Restricted Subsidiary or has merged with or into the company or any of its Restricted Subsidiaries during the period and would have constituted Asset Sales had the transactions occurred when that Person was a Restricted Subsidiary as if they were Asset Sales that occurred on the first day of the period.

''*Cash Flow*'' means, with respect to any period, our Consolidated Net Income for that period, plus, to the extent deducted in computing that Consolidated Net Income:

- provision for taxes based on income or profits and any provision for taxes utilized in computing extraordinary gains and losses, plus

- Consolidated Interest Expense, plus

- depreciation, amortization and all other non-cash charges (including amortization of goodwill and other intangibles but excluding any non-cash charge to the extent it represents an accrual of a reserve, cash charges in any future period or amortization of a pre-paid cash expense that was paid in a prior period not included in the prior calculation), less

- any non-cash items to the extent that they increase Consolidated Net Income (including the partial or entire reversal of reserves taken in a prior period) for that period for the company and any Restricted Subsidiary;

provided that if any Restricted Subsidiary is not a wholly owned Restricted Subsidiary of the company, then Cash Flow will be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (1) the amount of Cash Flow attributable to that Restricted Subsidiary, multiplied by (2) the percentage ownership interest in that Restricted Subsidiary not owned by the company or any of its Restricted Subsidiaries on the last day of that period.

''*Consolidated Interest Expense*'' means, with respect to any period, the sum of:

- the interest expense of the company and its Restricted Subsidiaries for that period, including, without limitation: (1) amortization of debt discount, (2) the net payments, if any, under interest rate contracts (including amortization of discounts), (3) the interest portion of any deferred payment obligation and (4) accrued interest, plus

- the interest component of the Capital Lease Obligations paid, accrued or scheduled to be paid or accrued by the company and its Restricted Subsidiaries during that period, and all capitalized interest of the company and its Restricted Subsidiaries, plus

- any payments or fees with respect to letters of credit, bankers' acceptances and similar facilities, plus

- interest on Indebtedness guaranteed by the company and its Restricted Subsidiaries to the extent paid by the company or any Restricted Subsidiary, plus

- all dividends paid during that period by the company and its Restricted Subsidiaries with respect to any Disqualified Stock (other than by any Restricted Subsidiary to the company or any other Restricted Subsidiary and other than any dividend paid in Capital Stock (other than Disqualified Stock)), and all dividends paid during that period by any Restricted Subsidiary with respect to any Preferred Stock, in each case, as determined on a consolidated basis in accordance with GAAP consistently applied;

provided that, if any Restricted Subsidiary is not a wholly owned subsidiary of the company, then Consolidated Interest Expense will be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (1) the amount of Consolidated Interest Expense attributable to that Restricted Subsidiary, multiplied by (2) the percentage ownership of that Restricted Subsidiary not owned by the company or any of its Restricted Subsidiaries on the last day of that period.

''*Consolidated Leverage Ratio*'' means, with respect to any period, the ratio of (1) the aggregate actual amount of Indebtedness, including any Permitted Indebtedness, of the company and its Restricted Subsidiaries outstanding at the end of that period to (2) the aggregate actual amount of Cash Flow of the company and its Restricted Subsidiaries for the four fiscal quarter period ending with that period.

"*Consolidated Net Income*" means, with respect to any period, the net income (or loss) of the company and its Restricted Subsidiaries for that period, determined on a consolidated basis in accordance with GAAP consistently applied, adjusted to the extent included in calculating that net income (or loss), by excluding, without duplication:

- all extraordinary gains and losses (less all fees and expenses relating thereto),

- the portion of net income (or loss) of the company and its Restricted Subsidiaries allocable to interests in unconsolidated Persons or Unrestricted Subsidiaries, except to the extent of the amount of dividends or distributions actually paid to the company or its Restricted Subsidiaries by that other Person during that period,

- net income (or loss) of any Person combined with the company or any of its Restricted Subsidiaries on a "pooling of interests" basis attributable to any period prior to the date of combination,

- net gains and losses (less all fees and expenses relating thereto) in respect of disposition of assets (including, without limitation, pursuant to sale and leaseback transactions) other than in the ordinary course of business,

- the net income of any Restricted Subsidiary to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income to the company is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders,

- the net income of any Person that is not a Restricted Subsidiary, except to the extent of the actual amount of dividends or other distributions paid to the company or a Restricted Subsidiary by that Person during that period,

- the cumulative effect of changes in accounting principles, or

- any gain or loss realized on the termination of any employee pension benefit plan.

"*Insider*" has the meaning given that term in §101 of Title 11 of Chapter 11 of the United States Bankruptcy Code, as amended from time to time.

"*Junior PIK Indebtedness*" means any Indebtedness of the company that: (1) is unsecured; (2) is junior in right of payment to the new notes; (3) does not permit payments of cash interest prior to the Maturity Date; and (4) does not mature, allow or require any principal or other payments prior to (a) one year after the Maturity Date in the event the payments are owed to an Insider of the company or (b) 90 days after the Maturity Date in all other cases.

"*Permitted Liens*" means:

- Liens securing Indebtedness under any New Credit Facility securing Indebtedness permitted to be incurred pursuant to the covenant restricting the incurrence of additional Indebtedness,

- Liens securing Indebtedness of a Person existing at the time that the Person is merged into or consolidated with the company or a Restricted Subsidiary; provided, however, that the Liens were in existence prior to the contemplation of the merger or consolidation and do not extend to any assets other than those of that Person,

- Liens on property acquired by the company or a Restricted Subsidiary; provided, however, that the Liens were in existence prior to the contemplation of the acquisition and do not extend to any other property,

- Liens in respect of Interest Rate Obligations and Currency Agreement Obligations permitted under the new indenture,

- Liens in favor of the company, any Restricted Subsidiary or any Guarantor,

- Liens existing on the Issue Date,

- Liens securing the new notes or the Guarantees, if any; and

- Liens securing Capitalized Lease Obligations and Purchase Money Obligations constituting Permitted Indebtedness of the company or any Restricted Subsidiary.

''*PIK Record Date*'' means the date 15 days prior to the applicable PIK Interest Payment Date.

''*Senior Debt*'' means the principal of and interest (including post-petition interest) on, and all other amounts owing in respect of, any New Credit Facility and Indebtedness evidenced by the new notes. Notwithstanding the foregoing, Senior Debt will not include:

- any Indebtedness for federal, state, local or other taxes,

- any Indebtedness of the company to any of its Subsidiaries or any of its Affiliates,

- any Indebtedness incurred for the purchase of goods or materials, or for services obtained, in the ordinary course of business or any obligations in respect of any of that kind of Indebtedness,

- any Indebtedness that is incurred in violation of the new indenture, or

- Indebtedness of the company that is expressly subordinate or junior in right of payment (other than as a result of the indebtedness being unsecured) to any other Indebtedness of the company.

''*Subordinated Indebtedness*'' means Indebtedness of the company or a Guarantor that is subordinated in right of payment to the Notes.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. *Indemnification of Directors and Officers.*

Reference is made to Section 102(b)(7) of the Delaware General Corporation Law, as amended (the ''DGCL''), which enables a corporation in its original certificate or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (4) for any transaction from which a director derived an improper personal benefit. The certificates of incorporation of the Registrants that are Delaware corporations contain provisions permitted by Section 102(b)(7) of the DGCL.

Reference also is made to Section 145 of the DGCL, which provides that a corporation may indemnify any persons, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses (including attorneys' fees) which such officer or director actually and reasonably incurred. An indemnification made under Section 145, unless ordered by a court, shall be authorized upon a determination that indemnification of the director, officer, employee or agent is proper because the person has met the applicable standard of conduct required by this section. Such determination shall be made with respect to a person who is a director or officer at the time of such determination by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or if there are no such directors, or if such directors so direct, by independent legal counsel, or by the stockholders.

In addition, reference is made to Section 1701.13(E) of the Ohio General Corporation Law, as amended (the ''OGCL''), which provides that a corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation or other enterprise, against expenses, including attorney's fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. An Ohio corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted (1) without judicial approval if the officer or director is adjudged to be liable to the corporation, and (2) in connection with any action or suit in which the only liability asserted against a director is pursuant to Section 1701.95 of the OGCL with respect to the making of an unlawful loan, dividend or other distribution. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

Further Reference is made to Sections 1741 through 1750 of the Pennsylvania Business Corporation Law of 1988, as amended (the ''PBCL''), which provides that a corporation may indemnify any person, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was a representative of the corporation, or is or was serving at the request of the corporation as a representative of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, for criminal proceedings, had no reasonable cause to believe that his or her conduct was unlawful. A Pennsylvania corporation may indemnify any person, including officers and directors, in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to the corporation. Where such a person is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys' fees) that such representative actually and reasonably incurred. Unless ordered by a court, indemnification must be made by the corporation upon a determination that indemnification of the representative is proper because he or she has met the applicable standard of conduct required by the sections referred to above. This determination may be made by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or by a committee of such directors designated by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the action or proceeding, or if such a quorum is not available or if obtainable and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the shareholders of the corporation.

The certificates of incorporation of the Registrants that are Delaware corporations provide for the indemnification of directors and officers of those Registrants to the fullest extent permitted by the DGCL, the articles of incorporation of the Registrants that are Ohio corporations provide for the indemnification of directors and officers of those Registrants to the fullest extent permitted by the OGCL and the certificate of incorporation of the Registrants that is a Pennsylvania corporation provides for the indemnification of directors and officers of that Registrant to the fullest extent permitted by the PBCL. At present, there is no pending litigation or proceeding involving a director or officer of any Registrant as to which indemnification is being sought, and no Registrant is aware of any threatened litigation that may result in claims for indemnification by any officer or director.

The Registrants maintain an insurance policy that provides protection, within the maximum liability limits of the policy and subject to a deductible amount for each claim, to the Registrants under their respective indemnification obligations and to the directors and officers with respect to certain matters that are not covered by the Registrants' respective indemnification obligations.

The employment agreements of Ronald E. Weinberg and Norman C. Harbert with Hawk Corporation provide that each of them shall be indemnified to the fullest extent provided by the articles or certificate of incorporation and by-laws or code of regulations (or other governing document), as amended or restated from time to time, of Hawk Corporation and any of its wholly-owned subsidiaries. Mr. Weinberg is the Chairman of the Board and Chief Executive Officer, and a director, of the Registrants. Mr. Harbert is the Senior Chairman of the Board and Founder, and a director, of the Registrants.

Item 21.   *Exhibits and Financial Statement Schedules.*

(a) *Exhibits:*   See the Exhibit Index following the signature pages to this Registration Statement.

(b) *Financial Statement Schedules:*   All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are not applicable, and therefore have been omitted.

Item 22.   *Undertakings.*

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(b) The undersigned Registrants hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(c) The undersigned Registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(d) The undersigned Registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on October 4, 2002.

HAWK CORPORATION

By: /s/ RONALD E. WEINBERG
—————————————————————
Ronald E. Weinberg,
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ RONALD E. WEINBERG Ronald E. Weinberg	Chairman of the Board, Chief Executive Officer and Director (principal executive officer)	October 4, 2002
NORMAN C. HARBERT* Norman C. Harbert	Senior Chairman of the Board, Founder and Director	October 4, 2002
JEFFREY H. BERLIN* Jeffrey H. Berlin	President, Chief Operating Officer and Director	October 4, 2002
THOMAS A. GILBRIDE* Thomas A. Gilbride	Vice President – Finance and Treasurer (principal financial and accounting officer)	October 4, 2002
/s/ BYRON S. KRANTZ Byron S. Krantz	Secretary and Director	October 4, 2002
PAUL R. BISHOP* Paul R. Bishop	Director	October 4, 2002
DAN T. MOORE, III* Dan T. Moore, III	Director	October 4, 2002
JACK KEMP* Jack Kemp	Director	October 4, 2002

*By: /s/ BYRON S. KRANTZ
—————————————————————
Byron S. Krantz
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on October 4, 2002.

ALLEGHENY CLEARFIELD, INC.

By: _____ /s/ RONALD E. WEINBERG _____

Ronald E. Weinberg,
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ RONALD E. WEINBERG Ronald E. Weinberg	Chairman of the Board, Chief Executive Officer and Director (principal executive officer)	October 4, 2002
NORMAN C. HARBERT* Norman C. Harbert	Senior Chairman of the Board, Founder and Director	October 4, 2002
THOMAS A. GILBRIDE* Thomas A. Gilbride	Vice President – Finance and Treasurer (principal financial and accounting officer)	October 4, 2002
/s/ BYRON S. KRANTZ Byron S. Krantz	Secretary and Director	October 4, 2002
JEFFREY H. BERLIN* Jeffrey H. Berlin	Director	October 4, 2002
PAUL R. BISHOP* Paul R. Bishop	Director	October 4, 2002
DAN T. MOORE, III* Dan T. Moore, III	Director	October 4, 2002
JACK KEMP* Jack Kemp	Director	October 4, 2002

*By: _____ /s/ BYRON S. KRANTZ _____

Byron S. Krantz
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on October 4, 2002.

FRICTION PRODUCTS CO.

By: _____ /s/   RONALD E. WEINBERG _____

Ronald E. Weinberg,
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ RONALD E. WEINBERG	Chairman of the Board, Chief Executive Officer and Director (principal executive officer)	October 4, 2002
Ronald E. Weinberg		
NORMAN C. HARBERT*	Senior Chairman of the Board, Founder and Director	October 4, 2002
Norman C. Harbert		
THOMAS A. GILBRIDE*	Vice President – Finance and Treasurer (principal financial and accounting officer)	October 4, 2002
Thomas A. Gilbride		
/s/ BYRON S. KRANTZ	Secretary and Director	October 4, 2002
Byron S. Krantz		
JEFFREY H. BERLIN*	Director	October 4, 2002
Jeffrey H. Berlin		
PAUL R. BISHOP*	Director	October 4, 2002
Paul R. Bishop		
DAN T. MOORE, III*	Director	October 4, 2002
Dan T. Moore, III		
JACK KEMP*	Director	October 4, 2002
Jack Kemp		

*By: _____ /s/   BYRON S. KRANTZ _____

Byron S. Krantz
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on October 4, 2002.

HAWK MIM, INC.

By: /s/   RONALD E. WEINBERG
                Ronald E. Weinberg,
        Chairman of the Board and
        Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ RONALD E. WEINBERG Ronald E. Weinberg	Chairman of the Board, Chief Executive Officer and Director (principal executive officer)	October 4, 2002
NORMAN C. HARBERT* Norman C. Harbert	Senior Chairman of the Board, Founder and Director	October 4, 2002
THOMAS A. GILBRIDE* Thomas A. Gilbride	Vice President – Finance and Treasurer (principal financial and accounting officer)	October 4, 2002
/s/ BYRON S. KRANTZ Byron S. Krantz	Secretary and Director	October 4, 2002
JEFFREY H. BERLIN* Jeffrey H. Berlin	Director	October 4, 2002
PAUL R. BISHOP* Paul R. Bishop	Director	October 4, 2002
DAN T. MOORE, III* Dan T. Moore, III	Director	October 4, 2002
JACK KEMP* Jack Kemp	Director	October 4, 2002

*By: /s/   BYRON S. KRANTZ
                Byron S. Krantz
        Attorney-in-Fact

II-7

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on October 4, 2002.

HAWK MOTORS, INC.

By: _____ /s/   RONALD E. WEINBERG _____

Ronald E. Weinberg,
*Chairman of the Board and
Chief Executive Officer*

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ RONALD E. WEINBERG Ronald E. Weinberg	Chairman of the Board, Chief Executive Officer and Director (principal executive officer)	October 4, 2002
NORMAN C. HARBERT* Norman C. Harbert	Senior Chairman of the Board, Founder and Director	October 4, 2002
THOMAS A. GILBRIDE* Thomas A. Gilbride	Vice President – Finance and Treasurer (principal financial and accounting officer)	October 4, 2002
/s/ BYRON S. KRANTZ Byron S. Krantz	Secretary and Director	October 4, 2002
JEFFREY H. BERLIN* Jeffrey H. Berlin	Director	October 4, 2002
PAUL R. BISHOP* Paul R. Bishop	Director	October 4, 2002
DAN T. MOORE, III* Dan T. Moore, III	Director	October 4, 2002
JACK KEMP* Jack Kemp	Director	October 4, 2002

*By: _____ /s/   BYRON S. KRANTZ _____

Byron S. Krantz
Attorney-in-Fact

II-8

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on October 4, 2002.

HAWK PRECISION COMPONENTS GROUP, INC.

By: /s/   RONALD E. WEINBERG
               _____
               Ronald E. Weinberg,
               Chairman of the Board and
               Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ RONALD E. WEINBERG	Chairman of the Board, Chief Executive Officer and Director (principal executive officer)	October 4, 2002
Ronald E. Weinberg		
NORMAN C. HARBERT*	Senior Chairman of the Board, Founder and Director	October 4, 2002
Norman C. Harbert		
THOMAS A. GILBRIDE*	Vice President – Finance and Treasurer (principal financial and accounting officer)	October 4, 2002
Thomas A. Gilbride		
/s/ BYRON S. KRANTZ	Secretary and Director	October 4, 2002
Byron S. Krantz		
JEFFREY H. BERLIN*	Director	October 4, 2002
Jeffrey H. Berlin		
PAUL R. BISHOP*	Director	October 4, 2002
Paul R. Bishop		
DAN T. MOORE, III*	Director	October 4, 2002
Dan T. Moore, III		
JACK KEMP*	Director	October 4, 2002
Jack Kemp		

*By: /s/   BYRON S. KRANTZ
         _____
         Byron S. Krantz
         Attorney-in-Fact

II-9

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on October 4, 2002.

HELSEL, INC.

By: _____ /s/ RONALD E. WEINBERG _____

Ronald E. Weinberg,
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ RONALD E. WEINBERG Ronald E. Weinberg	Chairman of the Board, Chief Executive Officer and Director (principal executive officer)	October 4, 2002
NORMAN C. HARBERT* Norman C. Harbert	Senior Chairman of the Board, Founder and Director	October 4, 2002
THOMAS A. GILBRIDE* Thomas A. Gilbride	Vice President – Finance and Treasurer (principal financial and accounting officer)	October 4, 2002
/s/ BYRON S. KRANTZ Byron S. Krantz	Secretary and Director	October 4, 2002
JEFFREY H. BERLIN* Jeffrey H. Berlin	Director	October 4, 2002
PAUL R. BISHOP* Paul R. Bishop	Director	October 4, 2002
DAN T. MOORE, III* Dan T. Moore, III	Director	October 4, 2002
JACK KEMP* Jack Kemp	Director	October 4, 2002

*By: _____ /s/ BYRON S. KRANTZ _____

Byron S. Krantz
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on October 4, 2002.

LOGAN METAL STAMPINGS, INC.

By: /s/   RONALD E. WEINBERG

Ronald E. Weinberg,
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ RONALD E. WEINBERG Ronald E. Weinberg	Chairman of the Board, Chief Executive Officer and Director (principal executive officer)	October 4, 2002
NORMAN C. HARBERT* Norman C. Harbert	Senior Chairman of the Board, Founder and Director	October 4, 2002
THOMAS A. GILBRIDE* Thomas A. Gilbride	Vice President – Finance and Treasurer (principal financial and accounting officer)	October 4, 2002
/s/ BYRON S. KRANTZ Byron S. Krantz	Secretary and Director	October 4, 2002
JEFFREY H. BERLIN* Jeffrey H. Berlin	Director	October 4, 2002
PAUL R. BISHOP* Paul R. Bishop	Director	October 4, 2002
DAN T. MOORE, III* Dan T. Moore, III	Director	October 4, 2002
JACK KEMP* Jack Kemp	Director	October 4, 2002

*By: /s/   BYRON S. KRANTZ

Byron S. Krantz
Attorney-in-Fact

II-11

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on October 4, 2002.

NET SHAPE TECHNOLOGIES LLC

By: /s/   RONALD E. WEINBERG
_____
Ronald E. Weinberg,
Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ RONALD E. WEINBERG Ronald E. Weinberg	Chairman of the Board and Manager (principal executive officer)	October 4, 2002
NORMAN C. HARBERT* Norman C. Harbert	Senior Chairman of the Board, Founder and Manager	October 4, 2002
JEFFREY H. BERLIN* Jeffrey H. Berlin	Chief Executive Officer and Manager	October 4, 2002
THOMAS A. GILBRIDE* Thomas A. Gilbride	Vice President – Finance and Treasurer (principal financial and accounting officer)	October 4, 2002
/s/ BYRON S. KRANTZ Byron S. Krantz	Secretary and Manager	October 4, 2002
PAUL R. BISHOP* Paul R. Bishop	Manager	October 4, 2002
DAN T. MOORE, III* Dan T. Moore, III	Manager	October 4, 2002
JACK KEMP* Jack Kemp	Manager	October 4, 2002

*By: /s/   BYRON S. KRANTZ
_____
Byron S. Krantz
Attorney-in-Fact

II-12

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on October 4, 2002.

QUARTER MASTER INDUSTRIES, INC.

By: /s/ RONALD E. WEINBERG

Ronald E. Weinberg,
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ RONALD E. WEINBERG Ronald E. Weinberg	Chairman of the Board, Chief Executive Officer and Director (principal executive officer)	October 4, 2002
NORMAN C. HARBERT* Norman C. Harbert	Senior Chairman of the Board, Founder and Director	October 4, 2002
THOMAS A. GILBRIDE* Thomas A. Gilbride	Vice President – Finance and Treasurer (principal financial and accounting officer)	October 4, 2002
/s/ BYRON S. KRANTZ Byron S. Krantz	Secretary and Director	October 4, 2002
JEFFREY H. BERLIN* Jeffrey H. Berlin	Director	October 4, 2002
PAUL R. BISHOP* Paul R. Bishop	Director	October 4, 2002
DAN T. MOORE, III* Dan T. Moore, III	Director	October 4, 2002
JACK KEMP* Jack Kemp	Director	October 4, 2002

*By: /s/ BYRON S. KRANTZ

Byron S. Krantz
Attorney-in-Fact

II-13

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on October 4, 2002.

S.K. WELLMAN CORP.

By: _____/s/   RONALD E. WEINBERG_____

Ronald E. Weinberg,
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ RONALD E. WEINBERG Ronald E. Weinberg	Chairman of the Board, Chief Executive Officer and Director (principal executive officer)	October 4, 2002
NORMAN C. HARBERT* Norman C. Harbert	Senior Chairman of the Board, Founder and Director	October 4, 2002
THOMAS A. GILBRIDE* Thomas A. Gilbride	Vice President – Finance and Treasurer (principal financial and accounting officer)	October 4, 2002
/s/ BYRON S. KRANTZ Byron S. Krantz	Secretary and Director	October 4, 2002
JEFFREY H. BERLIN* Jeffrey H. Berlin	Director	October 4, 2002
PAUL R. BISHOP* Paul R. Bishop	Director	October 4, 2002
DAN T. MOORE, III* Dan T. Moore, III	Director	October 4, 2002
JACK KEMP* Jack Kemp	Director	October 4, 2002

*By: _____/s/   BYRON S. KRANTZ_____

Byron S. Krantz
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on October 4, 2002.

S.K. WELLMAN HOLDINGS, INC.

By: _____ /s/ RONALD E. WEINBERG _____

Ronald E. Weinberg,
*Chairman of the Board and
Chief Executive Officer*

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ RONALD E. WEINBERG	Chairman of the Board, Chief Executive Officer and Director (principal executive officer)	October 4, 2002
Ronald E. Weinberg		
NORMAN C. HARBERT*	Senior Chairman of the Board, Founder and Director	October 4, 2002
Norman C. Harbert		
THOMAS A. GILBRIDE*	Vice President – Finance and Treasurer (principal financial and accounting officer)	October 4, 2002
Thomas A. Gilbride		
/s/ BYRON S. KRANTZ	Secretary and Director	October 4, 2002
Byron S. Krantz		
JEFFREY H. BERLIN*	Director	October 4, 2002
Jeffrey H. Berlin		
PAUL R. BISHOP*	Director	October 4, 2002
Paul R. Bishop		
DAN T. MOORE, III*	Director	October 4, 2002
Dan T. Moore, III		
JACK KEMP*	Director	October 4, 2002
Jack Kemp		

*By: _____ /s/ BYRON S. KRANTZ _____

Byron S. Krantz
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on October 4, 2002.

SINTERLOY CORPORATION

By: /s/   RONALD E. WEINBERG
Ronald E. Weinberg,
*Chairman of the Board and
Chief Executive Officer*

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ RONALD E. WEINBERG Ronald E. Weinberg	Chairman of the Board, Chief Executive Officer and Director (principal executive officer)	October 4, 2002
NORMAN C. HARBERT* Norman C. Harbert	Senior Chairman of the Board, Founder and Director	October 4, 2002
THOMAS A. GILBRIDE* Thomas A. Gilbride	Vice President – Finance and Treasurer (principal financial and accounting officer)	October 4, 2002
/s/ BYRON S. KRANTZ Byron S. Krantz	Secretary and Director	October 4, 2002
JEFFREY H. BERLIN* Jeffrey H. Berlin	Director	October 4, 2002
PAUL R. BISHOP* Paul R. Bishop	Director	October 4, 2002
DAN T. MOORE, III* Dan T. Moore, III	Director	October 4, 2002
JACK KEMP* Jack Kemp	Director	October 4, 2002

*By: /s/   BYRON S. KRANTZ
Byron S. Krantz
Attorney-in-Fact

II-16

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on October 4, 2002.

TEX RACING ENTERPRISES, INC.

By: /s/ RONALD E. WEINBERG

Ronald E. Weinberg,
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ RONALD E. WEINBERG	Chairman of the Board, Chief Executive Officer and Director (principal executive officer)	October 4, 2002
Ronald E. Weinberg		
NORMAN C. HARBERT*	Senior Chairman of the Board, Founder and Director	October 4, 2002
Norman C. Harbert		
THOMAS A. GILBRIDE*	Vice President – Finance and Treasurer (principal financial and accounting officer)	October 4, 2002
Thomas A. Gilbride		
/s/ BYRON S. KRANTZ	Secretary and Director	October 4, 2002
Byron S. Krantz		
JEFFREY H. BERLIN*	Director	October 4, 2002
Jeffrey H. Berlin		
PAUL R. BISHOP*	Director	October 4, 2002
Paul R. Bishop		
DAN T. MOORE, III*	Director	October 4, 2002
Dan T. Moore, III		
JACK KEMP*	Director	October 4, 2002
Jack Kemp		

*By: /s/ BYRON S. KRANTZ

Byron S. Krantz
Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description
1.1**	Form of Dealer Manager Agreement by and between the Company and Banc of America Securities LLC (omitting certain exhibits, which the Registrants undertake to furnish supplementally to the Securities and Exchange Commission upon request)
3.1	Form of the Company's Second Amended and Restated Certificate of Incorporation (Incorporated by reference to the Company's Registration Statement on Form S-1 as filed with the Securities and Exchange Commission (Reg. No. 333-40535))
3.2	The Company's Amended and Restated By-laws (Incorporated by reference to the Company's Current Report on Form 8-K dated March 2, 2000 as filed with the Securities and Exchange Commission)
4.1	Form of Rights Agreement between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (Incorporated by reference to the Company's Registration Statement on Form S-1 as filed with the Securities and Exchange Commission (Reg. No. 333-40535))
4.2	Indenture, dated as of November 27, 1996, by and among the Company, Friction Products Co., Hawk Brake, Inc., Logan Metal Stampings, Inc., Helsel, Inc., S.K. Wellman Holdings, Inc., S.K. Wellman Corp., Wellman Friction Products U.K. Corp., Hutchinson Products Corporation, and Bank One Trust Company, NA, as Trustee (Incorporated by reference to the Company's Registration Statement on Form S-4 as filed with the Securities and Exchange Commission (Reg. No. 333-18433)) (omitting certain supplemental indentures adding certain Registrants as guarantors, which omitted supplements the Registrants undertake to furnish supplementally to the Securities and Exchange Commission upon request)
4.3	Agreement of Resignation, Appointment and Acceptance, dated as of April 25, 2002, by and among Bank One Trust Company, N.A., HSBC Bank USA and the Company (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002, as filed with the Securities and Exchange Commission (Reg. No. 333-40535))
4.4	Specimen $10^{1}/_{4}$% Senior Note due 2003 (Incorporated by reference to the Company's Registration Statement on Form S-4 as filed with the Securities and Exchange Commission (Reg. No. 333-18433))
4.5	Specimen Series B $10^{1}/_{4}$% Senior Note due 2003 (Incorporated by reference to the Company's Registration Statement on Form S-4 as filed with the Securities and Exchange Commission (Reg. No. 333-18433))
4.6**	Form of Supplemental Indenture for $10^{1}/_{4}$% Senior Notes due 2003 by and among the Registrants and HSBC Bank of USA, as Trustee
4.7**	Form of Indenture for 12% Senior Notes due 2006 by and among the Registrants and HSBC Bank USA, as Trustee
4.8**	Specimen 12% Senior Note due 2006
4.9	Stockholders' Voting Agreement, effective as of November 27, 1996, by and among the Company, Norman C. Harbert, the Harbert Family Limited Partnership, Ronald E. Weinberg, the Weinberg Family Limited Partnership, Byron S. Krantz and the Krantz Family Limited Partnership (Incorporated by reference to the Company's Registration Statement on Form S-4 as filed with the Securities and Exchange Commission (Reg. No. 333-18433))
4.10	Letter agreement, dated January 5, 1998, amending the Stockholders' Voting Agreement, effective as of November 27, 1996, by and among the Company, Norman C. Harbert, the Harbert Family Limited Partnership, Ronald E. Weinberg, the Weinberg Family Limited Partnership, Byron S. Krantz and the Krantz Family Limited Partnership (Incorporated by reference to the Company's Registration Statement on Form S-1 as filed with the Securities and Exchange Commission (Reg. No. 333-40535))
5.1**	Opinion of Kohrman Jackson & Krantz P.L.L. as to the validity of the new notes being registered
8.1**	Opinion of Kohrman Jackson & Krantz P.L.L. as to the material U.S. federal income tax consequences to the holders of the securities being offered

Exhibit	Description
10.1	Employment Agreement, dated as of November 1, 1996, between the Company and Norman C. Harbert (Incorporated by reference to the Company's Registration Statement on Form S-4 as filed with the Securities and Exchange Commission (Reg. No. 333-18433))
10.2	Form of Amended and Restated Wage Continuation Agreement between the Company and Norman C. Harbert (Incorporated by reference to the Company's Registration Statement on Form S-1 as filed with the Securities and Exchange Commission (Reg. No. 333-40535))
10.3	Employment Agreement, dated as of November 1, 1996, between the Company and Ronald E. Weinberg (Incorporated by reference to the Company's Registration Statement on Form S-4 as filed with the Securities and Exchange Commission (Reg. No. 333-18433))
10.4	Amendment No. 1 to the Employment Agreement, dated as of October 24, 2000, between the Company and Norman C. Harbert (Incorporated by reference to the Company's Form 10-Q for the quarterly period ended March 31, 2001 as filed with the Securities and Exchange Commission)
10.5	Amendment No. 1 to the Employment Agreement, dated as of October 24, 2000, between the Company and Ronald E. Weinberg (Incorporated by reference to the Company's Form 10-Q for the quarterly period ended March 31, 2001 as filed with the Securities and Exchange Commission)
10.6	Amended and Restated Employment Agreement, dated as of December 31, 2001, by and among the Company, Friction Products Co. and Ronald E. Weinberg (Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2001 as filed with the Securities and Exchange Commission)
10.7	Amended and Restated Employment Agreement, dated as of December 31, 2001, by and among the Company, Friction Products Co. and Norman C. Harbert (Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2001 as filed with the Securities and Exchange Commission)
10.8	Amended and Restated Wage Continuation Agreement, dated as of December 31, 2001, by and among the Company, Friction Products Co. and Norman C. Harbert (Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2001 as filed with the Securities and Exchange Commission)
10.9	Consultant Agreement, dated as of December 31, 2001, by and among the Company, Friction Products Co. and Norman C. Harbert (Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2001 as filed with the Securities and Exchange Commission)
10.10	Letter agreement, dated as of March 26, 1998, amending the Employment Agreement and the Consulting Agreement, each dated July 1, 1994, between Helsel, Inc. and Jess F. Helsel (Incorporated by reference to the Company's Form 10-K for the year ended December 31, 1998 as filed with the Securities and Exchange Commission)
10.11	Hawk Corporation 1997 Stock Option Plan (Incorporated by reference to the Company's Registration Statement on Form S-1 as filed with the Securities and Exchange Commission (Reg. No. 333-40535))
10.12	Hawk Corporation 2000 Long Term Incentive Plan (Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2001 as filed with the Securities and Exchange Commission)
10.13	Hawk Corporation Annual Incentive Compensation Plan (Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2001 as filed with the Securities and Exchange Commission)
10.14**	Form of the Amended and Restated Promissory Notes, each dated December 31, 2001, issued by Norman C. Harbert and Ronald E. Weinberg to the Company
10.15	Credit Agreement, dated as of May 1, 1998, among the Company and KeyBank National Association, as Swing Line Lender, Administrative Agent and as Syndication Agent (Incorporated by reference to the Company's Form 10-Q for the quarterly period ended June 30, 1998 as filed with the Securities and Exchange Commission)

Exhibit	Description

10.16   Subsidiary Guaranty, dated as of May 1, 1998, among the subsidiaries of the Company, as guarantors, and KeyBank National Association, as Administrative Agent (Incorporated by reference to the Company's Form 10-Q for the quarterly period ended June 30, 1998 as filed with the Securities and Exchange Commission)

10.17   Amendment No. 1, dated as of November 22, 2000 to Credit Agreement among the Company and KeyBank National Association, as Lender, the Swing Line Lender, a Letter of Credit Issuer and as the Syndication Agent and the Administrative Agent (Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2000 as filed with the Securities and Exchange Commission)

10.18   Amendment No. 2 to Credit Agreement, dated as of July 31, 2001, by and among the Company, the Lenders identified therein and KeyBank National Association, a national banking association, as the Administrative Agent under the Credit Agreement (Incorporated by reference to the Company's Form 10-Q for the quarterly period ended June 30, 2001 as filed with the Securities and Exchange Commission)

10.19   Form of Security Agreement, dated as of August 10, 2001, by and between KeyBank National Association, the Company and each of the following subsidiaries of the Company: Allegheny Powder Metallurgy, Inc., Clearfield Powdered Metals, Inc., Friction Products Co., Hawk Brake, Inc., Hawk MIM, Inc., Helsel, Inc., Hawk Motors, Inc., Logan Metal Stampings, Inc., Net Shape Technologies LLC, Quarter Master Industries, Inc., S.K. Wellman Corp., S.K. Wellman Holdings, Inc., Sinterloy Corporation, Tex Racing Enterprises, Inc. and Wellman Friction Products U.K. Corp (Incorporated by reference to the Company's Form 10-Q for the quarterly period ended June 30, 2001 as filed with the Securities and Exchange Commission)

10.20   Form of Pledge Agreement, dated as of August 10, 2001, by and between KeyBank National Association, the Company and each of the following subsidiaries of the Company: Allegheny Powder Metallurgy, Inc., Clearfield Powdered Metals, Inc., Friction Products Co., Hawk Brake, Inc., Hawk MIM, Inc., Helsel, Inc., Hawk Motors, Inc., Logan Metal Stampings, Inc., Net Shape Technologies LLC, Quarter Master Industries, Inc., S.K. Wellman Corp., S.K. Wellman Holdings, Inc., Sinterloy Corporation, Tex Racing Enterprises, Inc. and Wellman Friction Products U.K. Corp (Incorporated by reference to the Company's Form 10-Q for the quarterly period ended June 30, 2001 as filed with the Securities and Exchange Commission)

10.21   Form of Intellectual Property Security Agreement, dated as of August 10, 2001, by and between the Company and each of the following subsidiaries of the Company: Allegheny Powder Metallurgy, Inc., Clearfield Powdered Metals, Inc., Friction Products Co., Hawk Brake, Inc., Hawk MIM, Inc., Helsel, Inc., Hawk Motors, Inc., Logan Metal Stampings, Inc., Net Shape Technologies LLC, Quarter Master Industries, Inc., S.K. Wellman Corp., S.K. Wellman Holdings, Inc., Sinterloy Corporation, Tex Racing Enterprises, Inc. and Wellman Friction Products U.K. Corp. (Incorporated by reference to the Company's Form 10-Q for the quarterly period ended June 30, 2001 as filed with the Securities and Exchange Commission)

10.22   Form of Guaranty Agreement of Payment of Obligations, dated as of August 10, 2001, by and between KeyBank National Association and each of the following subsidiaries of the Company: Allegheny Powder Metallurgy, Inc., Clearfield Powdered Metals, Inc., Friction Products Co., Hawk Brake, Inc., Hawk MIM, Inc., Helsel, Inc., Hawk Motors, Inc., Logan Metal Stampings, Inc., Net Shape Technologies LLC, Quarter Master Industries, Inc., S.K. Wellman Corp., S.K. Wellman Holdings, Inc., Sinterloy Corporation, Tex Racing Enterprises, Inc. and Wellman Friction Products U.K. Corp. (Incorporated by reference to the Company's Form 10-Q for the quarterly period ended June 30, 2001 as filed with the Securities and Exchange Commission)

10.23   Form of Open Ended Ohio Mortgage, executed as of August 10, 2001, in favor of KeyBank National Association by each of the following subsidiaries of the Company: Friction Products Co., Logan Metal Stampings, Inc. and S.K. Wellman Corp. (Incorporated by reference to the Company's Form 10-Q for the quarterly period ended June 30, 2001 as filed with the Securities and Exchange Commission)

Exhibit	Description
10.24	Form of Open Ended Pennsylvania Mortgage, executed as of August 10, 2001, in favor of KeyBank National Association by each of the following subsidiaries of the Company: Allegheny Powder Metallurgy, Inc. and Clearfield Powdered Metals, Inc. (Incorporated by reference to the Company's Form 10-Q for the quarterly period ended June 30, 2001 as filed with the Securities and Exchange Commission)
10.25	Form of Mortgage, Assignment of Leases and Rents and Fixture Filing, executed as of August 10, 2001, in favor of KeyBank National Association by each of the following subsidiaries of the Company: Hawk Motors, Inc. and Helsel, Inc. (Incorporated by reference to the Company's Form 10-Q for the quarterly period ended June 30, 2001 as filed with the Securities and Exchange Commission)
10.26	Amendment No. 3 to Credit Agreement, dated as of November 9, 2001, by and among the Company, the Lenders identified therein and KeyBank National Association, a national banking association, as the Administrative Agent under the Credit Agreement (Incorporated by reference to the Company's Form 10-Q for the quarterly period ended September 30, 2001 as filed with the Securities and Exchange Commission)
10.27	Form of Pledge Agreement, dated as of November 9, 2001, by and between KeyBank National Association, the Company and each of the following subsidiaries of the Company: Allegheny Powder Metallurgy, Inc., Clearfield Powdered Metals, Inc., Friction Products Co., Hawk Brake, Inc., Hawk MIM, Inc., Helsel, Inc., Hawk Motors, Inc., Logan Metal Stampings, Inc., Net Shape Technologies LLC, Quarter Master Industries, Inc., S.K. Wellman Corp., S.K. Wellman Holdings, Inc., Sinterloy Corporation, Tex Racing Enterprises, Inc. and Wellman Friction Products U.K. Corp (Incorporated by reference to the Company's Form 10-Q for the quarterly period ended September 30, 2001 as filed with the Securities and Exchange Commission)
10.28	Amendment No. 4 to Credit Agreement, dated as of March 25, 2002, by and among the Company, the Lenders identified therein and KeyBank National Association, a national banking association, as the Administrative Agent under the Credit Agreement (Incorporated by reference to the Company's Form 10-K for the period ended December 31, 2001 as filed with the Securities and Exchange Commission)
12.1**	Computation of ratio of earnings to fixed charges
21.1**	Subsidiaries of the Company
23.1**	Consent of Ernst & Young LLP
23.2**	Consent of Kohrman Jackson & Krantz P.L.L. (included in its opinion filed as Exhibit 5.1 and 8.1 hereto)
24.1**	Reference is made to the Signatures section of this Registration Statement for the Power of Attorney contained therein
25.1**	Form of Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of HSBC Bank USA with respect to the 12% Senior Notes due 2006
99.1**	Form of Consent and Letter of Transmittal
99.2**	Form of Notice of Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees
99.3**	Form of Notice to Clients
99.4**	Form of Notice of Company Letter to Noteholders
99.5**	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
99.6*	Hawk Corporation press release of October 4, 2002

 * Filed herewith.

** Previously filed.